EXHIBIT 16.1

CORNELL, BEALL & LEIGH, LLC
2660 Stratfield Drive
Cumming, Georgia 30041
404.694.9326

Notice of Resignation

Securities and Exchange Commission
Washington, DC 20549

Dear Sir,

This notice is to provide the Securities and Exchange Commission with the resignation of the firm Cornell, Beall & Leigh as auditor for the company, InfoSpi, as of December 1, 2010.  It is noted that the company, InfoSpi has supplied the current Form 8-K to Cornell, Beall & Leigh and that all references to Cornell, Beall & Leigh are agreed upon.

The Company, InfoSpi, has received the requested letter from Cornell, Beall & Leigh wherein they have confirmed their agreement to the Company’s disclosures in this Current Report with respect to Cornell, Beall & Leigh. A copy of this letter by Cornell, Beall & Leigh has been filed as an exhibit to this Current Report.

Regards,

John Beall, CPA
CORNELL, BEALL & LEIGH, LLC.
December 14, 2010